Exhibit 99.1

RESIGNATION AGREEMENT

AND

CONSULTING ARRANGEMENT

1.	The Resignation Agreement (“Resignation Agreement”) is entered into by and between Wai Lok Raymond Fong (the “Executive”) and Garden Stage Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”) effective as of April 1, 2024 (the “Resignation Date”).

2.	Employment Agreement and Supplemental Employment Agreement. The Executive and the Company are parties to an Employment Agreement dated November 21, 2022 and a Supplemental Employment Agreement dated April 24, 2023 (collectively, the “Employment Agreements”). The Executive voluntarily resigns from the position of director with the company as of and effective on the Resignation Date. Company hereby waives both parties of the notice requirements set forth in the Employment Agreements.

3.	Compensation Pursuant to Employment Agreements. The Executive acknowledges and agrees that he is owed no further compensation or benefits of any kind for services provided to the Company under the Employment Agreements.

4.	Consulting Arrangement. The Executive remains employed by the Company as a Consultant (“Consulting Arrangement”) effective on the Resignation Date. Following Director’s resignation, the Company agrees to engage Director as a consultant to provide advisory services (“Services”). The term of this consulting arrangement shall be one year and commence immediately upon effectiveness of this Resignation Agreement. Upon expiration of the initial-year term, the Arrangement shall be automatically extended for successive one-year term unless terminated by either party upon a three-month prior written notice.

5.	Compensation as a Consultant. In consideration for the Services provided by Executive, the Company agrees to pay the Executive a consulting fee of $2,500 per month.

6.	Stock Options: As additional consideration for Executive’s Services, the Company agrees to grant the Executive an option to purchase 5% of the new ordinary shares in the share capital of the Company (the “Option”) at the price of US$2 per share (the “Exercise Price”). The terms and conditions of the stock options shall be governed by the terms of the Stock Option Agreement (attached hereto as Schedule A).

7.	Entire Agreement and Severability. This Resignation Agreement and Consulting Arrangement contains and herein memorializes the entire understanding and agreement between the parties and supersedes and replaces all prior agreements made between them; provided, however, that any Confidentiality Agreement signed by Executive and Garden Stage Limited, and Stock Option Agreement shall continue in full force and effect according to their respective terms. There are no other agreements, promises, warranties, or representations between the parties regarding the subject matters addressed herein, and no other prior or contemporaneous oral or written agreement shall be a binding obligation on the parties. The provisions of this Resignation Agreement and Consulting Arrangement are severable, and, if any provision is found to be unenforceable, the other provisions of the Resignation Agreement shall continue to be valid, effective, and binding.

8.	Entire Agreement. This Resignation Agreement and Consulting Arrangement may not be amended, modified or amended (in whole or in part), except by a formal, definitive written agreement executed by both of the parties hereto.

9.	Applicable Law and Dispute Resolution. This Resignation Agreement and Consulting Arrangement shall be governed by, construed and enforced in accordance with the laws of Hong Kong without regard to the conflict of laws principles thereof. Any dispute, controversy, difference or claim arising out of or relating to this Resignation Agreement and Consulting Arrangement, including the existence, validity, interpretation, performance, breach or termination hereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three and the arbitration proceedings shall be conducted in Chinese (Cantonese).

10.	Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Resignation Agreement and Consulting Arrangement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

11.	Notices. All notices, requests, demands and other communications required or permitted under this Resignation Agreement and Consulting Arrangement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

12.	Counterparts. This Resignation Agreement and Consulting Arrangement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Resignation Agreement and Consulting Arrangement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

13.	No Interpretation Against Drafter. Each party recognizes that this Resignation Agreement and Consulting Arrangement is a legally binding contract and acknowledges that such party has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Resignation Agreement and Consulting Arrangement, the same shall not be construed against either party on the basis of that party being the drafter of such terms. The Executive agrees and acknowledges that he/she has read and understands this Resignation Agreement and Consulting Arrangement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into Resignation Agreement and Consulting Arrangement and has ample opportunity to do so.

IN WITNESS WHEREOF, the parties have executed this Resignation Agreement and Consulting Arrangement as of the date first above written.

THE COMPANY

Garden Stage Limited

Signature:	/s/ Sze Ho Chan
Name:	Sze Ho Chan
Title:	Chief Executive Officer

Executive

Wai Lok Raymond Fong

Signature:	/s/ Wai Lok Raymond Fong
Name:	Wai Lok Raymond Fong

Schedule A

Stock Option Agreement

1.	Option

1.1	The Executive has been granted an option to purchase 5% of the new ordinary shares in the share capital of the Company (the “Option”) at the price of US$2 per share (the “Exercise Price”).

1.2	The Option will vest over a period of three (3) years from the date of listing of the Company (the “Listing Date”) on the Nasdaq Stock Market (the “Option Period”), with 1/3 vesting on each anniversary of the Listing Date, provided that the Executive remains continuously employed by the Company or any of its affiliates.

1.3	During the Option Period, the Executive has the right to exercise in part or in whole of the Option.

1.4	When exercising the Option, the Executive shall issue a written notice to the Company defining the number of new shares to be subscribed and the total consideration for the subscription based on the Exercise Price. Within five (5) business days of the issue of such notice, the Executive shall deposit into the bank account designated by the Company the total consideration for the subscription. The Company shall issue to the Executive the share certificate for the new shares subscribed and a certified true copy of the updated register of members of the Company showing the effect of this subscription.

1.5	The Option will expire on the earlier date of (i) the fourth (4th) anniversary of the Listing Date, or (ii) the date in the event of the Executive’s termination of employment, death, disability, or change of control of the Company.

1.6	The Executive shall have no rights as a shareholder of the Company until he/she exercises the Option and receive the underlying shares.

1.7	The Option and the shares issuable upon exercise are subject to applicable securities laws and regulations, and may not be transferred, assigned, pledged, or otherwise disposed of, except as permitted by the board of the Company.

1.8	The Executive acknowledges and agrees that:

(a)	the Option is a discretionary and conditional award, and the Company may amend, suspend or terminate the Option at any time;

(b)	the grant and vesting of the Option are subject to the his/her satisfactory performance and compliance with the Company’s policies and procedures; and

(c)	the Option does not constitute an express or implied promise of continued employment or any other contractual right.

1.9	The Executive agrees to execute and deliver any other documents that may be required by the Company to effectuate the grant and exercise of the Option.”

4